Delisting Determination, The Nasdaq Stock Market LLC,
December 17, 2019, Atlas Financial Holdings, Inc. The Nasdaq
Stock Market LLC. (the Exchange) has determined to remove from listing the 6.625 Percent Senior Unsecured Notes Due 2022 of Atlas Financial Holdings, Inc. (the Company), effective at the opening of the trading session on December 27, 2019.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company 6.625 Percent Senior Unsecured Notes Due 2022 no longer qualified for listing on the Exchange pursuant to Nasdaq Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on July 22, 2019 and an additional determination on August 16, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated October 15, 2019, granting the Company request to transfer shares to the Nasdaq Capital Market, pursuant to an exception that also included several milestones that the Company is required to meet. As a result of the Panel decision, the Company unsecured notes could no longer trade on Nasdaq and would be suspended on October 17, 2019. The Company did not request a review of the Panel decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 21, 2019.